Exhibit 99.1

FNB in South Africa Selects Sapiens ALIS for the Launch of its Life Insurance Practice

Leading South African financial institution seeks to introduce new products quickly and expand to other countries

Uxbridge, UK – August 11, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that FNB – a financial institution providing personal, private, business and commercial banking services to millions of customers across South Africa and Africa – has selected Sapiens ALIS for the launch of its new life insurance company.

FNB recently secured a license to launch a new life insurance company, prompting the financial institution to find and implement a new policy administration system. After evaluating available solutions, FNB concluded that Sapiens ALIS, a core solution suite that supports the complete policy lifecycle across a wide variety of products, together with Sapiens’ proven delivery proposition, would help the bank realize its goals of obtaining the agility to introduce new products to market quickly.

“After a comprehensive evaluation and selection process that included, full-cycle proof of concept, FNB chose Sapiens ALIS in order to achieve our vision of becoming South Africa’s leading financial services institution by 2025,” said Lee Bromfield, chief executive officer at FNB Life. “Because we’ve set an ambitious implementation deadline for the end of the year, it was important for us to select a partner with an established delivery record and industry expertise to help us achieve our objectives.”

“We are pleased for the opportunity to expand our footprint in South Africa – a region where we have been doing business for over two decades,” said Raj Ghuman, regional vice president of sales at Sapiens. “We warmly welcome FNB to the Sapiens family and we are highly motivated to ensure that FNB successfully launches its new life insurance product portfolio.”

Sapiens ALIS supports any combination of life, pension, annuity and medical products for the individual and group markets, enabling carriers to explore new product offerings and hybrid designs.

About FNB

As a financial institution, FNB provides personal, private, business and commercial banking services to millions of customers across South Africa and Africa. FNB is the oldest bank in South Africa and can be traced back to the Eastern Province Bank formed in Grahamstown in 1838. Today, FNB trades as a division of FirstRand Bank Limited. For more information please visit: www.fnb.co.za

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Email: Yaffa.cohen-ifrah@sapiens.com